Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Organization
Balance Agrotech Co.	Delaware
Advanced AutoTech Co.	Delaware
Balance Cannabis Co.	Delaware
Balance Medical Marijuana Co.	Florida
Except for KryptoBank Co.*	Delaware

*The Company only owns 51% of this subsidiary.